UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34740 / October 26, 2022

In the Matter of

CONSTITUTION CAPITAL PRIVATE MARKETS FUND, LLC
CONSTITUTION CAPITAL PM, LP

300 Brickstone Square, Suite 1001
Andover, Massachusetts 01810

(812-15366)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT
AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT.

Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP filed an
application on July 12, 2022, and an amendment on September 19, 2022, requesting an order
under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from
sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to section 17(d) of the Act and rule
17d-1 under the Act. The order permits certain registered closed-end management investment
companies to issue multiple classes of shares of beneficial interest with varying sales loads and
to impose asset-based distribution and/or service fees.

On September 30, 2022, a notice of the filing of the application was issued (Investment
Company Act Release No. 34720). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the investment company's proposed institution of asset-based distribution
and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will
not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Constitution Capital Private Markets Fund, LLC and Constitution Capital PM, LP (File No. 812-15366),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Deputy Secretary.